FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
		Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Bertelsmann AG	2. Issuer Name and Ticker or Trading Symbol barnesandnoble.com inc (bnbn)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) Carl-Bertelsmann-Strauss 270	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 11/01/02 and 11/04/02
(Street) 33311 Gutersloh Germany				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/01/02		P		35,000	A	$1.2914		I	(1)
Class A Common Stock	11/04/02		P		34,000	A	$1.2810	139,000	I	(1)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The shares are directly owned by BOL.US Online Inc., a wholly owned subsidiary of Bertelsmann AG.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

/s/ Robert J. Sorrentino	11/5/02

** Signature of Reporting Person	Date
Bertelsmann AG
By: Robert J. Sorrentino, Attorney-in-fact Dr. Ewald Walgenbach Title: CEO DirectGroup Bertelsmann, Member of the Executive Board of Bertelsmann AG

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
Page 2

JOINT FILER INFORMATION

Name:	BOL.US Online, Inc.
Address:	1540 Broadway New York, New York
Designated Filer:	Bertelsmann AG
Issuer and Ticker Symbol:	barnesandnoble.com inc (bnbn)
Statement for Month/Day/Year:	11/01/02 and 11/04/02

Signature:	BOL.US Online, Inc.

	By:	/s/ Robert J. Sorrentino		Date:	11/5/02

**Signature of Reporting Person
		Name:	Robert J. Sorrentino
		Title:	President